

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 8, 2007

Anthony Alda, Chief Executive Officer
NS8 Corporation
200-1311 Howe Street
Vancouver, BC CANADA V6Z 2P3

> **Re: NS8 Corporation**
> **Registration Statement on Form SB-2/A**
> **File No. 333-130305**
> **Filed on February 1, 2007**

Dear Mr. Alda:

We have reviewed the above filing and have the following comments.

General

1. According to disclosure on page 22, you raised approximately $611,700 from the issuance of promissory notes during the period from October 1, 2006 through January 17, 2007. The issuances of these securities, however, are not reflected in your Item 26 disclosure. Please revise your Item 26 disclosure to reflect the sale of these unregistered securities. Please address the impact of the public offering of the securities covered by this registration statement, which began when the Form SB-2 was filed, on the availability of the exemption that you rely upon. We note that the registration statement is a general solicitation for investors in your common stock.

Executive Compensation, page 34

2. Refer to Instruction 2 of Item 402(b) and revise to provide a footnote that identifies the rate and methodology used to convert the payment amounts from Canadian to US dollars.

3. We note your disclosure pursuant to Item 402 of Regulation S-B. It does not appear, however, that you have fully complied with the disclosure requirements of Item 402. For example, you have not provided narrative disclosure pursuant to Item 402(c), (e). Please revise. Also, with respect to the Item 402(f) table, please confirm that there we no director "grants of shares of common stock," as referenced on page 36.

4. Please provide the corporate governance disclosure required by Item 407 of Regulation S-B. Please note that the independence of each director needs to be disclosed as well as the standard used to evaluate independence.

Certain Relationships and Related Transactions, page 40

5. Please revise to provide the disclosure required by Item 404(a)(5).

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have any questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,



Mark P. Shuman
Legal Branch Chief

cc.   Louis Brilleman
       Sichenzia Ross Friedman Ference LLP
       by facsimile: 212-930-9725